SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                 SCHEDULE 13D*
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1) (1)

                    China Shen Zhou Mining & Resources, Inc.
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                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
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                         (Title of Class of Securities)

                                 16942H109
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                                 (CUSIP Number)

                              David E. Rosewater, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 June 9, 2009
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                          (Date of Event which Requires
                            Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 5 Pages)

--------------------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

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CUSIP NO. 16942H109              SCHEDULE 13D/A           PAGE 2 OF 5 PAGES
--------------------------                               ----------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            BEST TONE HOLDINGS LIMITED
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]
-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            British Virgin Islands
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                         7      SOLE VOTING POWER

                                2,465,537*
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    None
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     2,465,537*
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                None
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            See Row 7 above.
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.99%*
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

* See Items 5 and 6 of the Schedule 13D.

--------------------------                               ----------------------
CUSIP NO. 16942H109               SCHEDULE 13D/A           PAGE 3 OF 5 PAGES
--------------------------                               ----------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CHINA MINING RESOURCES GROUP LIMITED
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]
-------------------------------------------------------------------------------
    3       SEC USE ONLY
-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Bermuda
-------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                2,465,537*
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    None
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     2,465,537*
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                None
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            See Row 7 above.
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.99%*
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
            CO
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

* See Items 5 and 6 of the Schedule 13D.

--------------------------                               ----------------------
CUSIP NO. 16942H109               SCHEDULE 13D/A           PAGE 4 OF 5 PAGES
--------------------------                               ----------------------

Item 1.       Security and Issuer.

       The statement on Schedule 13D filed on April 17, 2009 (the "Schedule 13D") relates to the shares of common stock, par value $0.001 per share (the "Shares"), of China Shen Zhou Mining & Resources, Inc. (the "Issuer"), a Nevada corporation, issuable to Best Tone Holdings Limited upon conversion of the 6.75% Senior Convertible Notes due 2012 of the Issuer (the "Notes"), is hereby amended as set forth below by this Amendment No. 1 to the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.


Item 4.       Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following penultimate paragraphs:

         In accordance with the Indenture (as defined in the Schedule 13D), on May 14, 2009, the Bank of New York Mellon, as the trustee under the Indenture (the "Trustee") delivered a notice of default to the Issuer due to the Company's failure to achieve the EBITDA targets required by the Indenture for the four fiscal quarters of 2008. The failure was not remedied within 14 days of the notice of default and thus constitutes an "Event of Default" under the Indenture. As a result, the Reporting Persons (as defined in the Schedule 13D) requested that the Trustee send to the Issuer a notice of acceleration (the "Acceleration Notice"), dated June 9, 2009, pursuant to and in accordance with the Indenture. Pursuant to the Acceleration Notice, the Trustee notified the Issuer that the principal of all outstanding Notes, together with any accrued and unpaid interest, is immediately due and payable. A copy of the Acceleration Notice is attached hereto as Exhibit 99.9 and is incorporated by reference.

         If the principal of all outstanding Notes, together with any accrued and unpaid interest, is not immediately paid, the Reporting Persons may seek to enforce against the collateral underlying the Notes.

Item 7.       Material to be Filed as Exhibits.

Exhibit 99.9: Acceleration Notice sent by the Trustee to the Issuer, dated June 9, 2009.

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CUSIP NO. 16942H109              SCHEDULE 13D/A           PAGE 5 OF 5 PAGES
--------------------------                               ----------------------

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  June 11, 2009



                                           BEST TONE HOLDINGS LIMITED



                                           By: /s/ Yeung Kwok Kuen
                                               ---------------------------------
                                               Name: Yeung Kwok Kuen
                                               Title: Director



                                           CHINA MINING RESOURCES GROUP LIMITED



                                           By: /s/ Yeung Kwok Kuen
                                               ---------------------------------
                                               Name: Yeung Kwok Kuen
                                               Title: Director

                                  EXHIBIT 99.9

June 9, 2009

OVERNIGHT COURIER

China Shen Zhou Mining & Resources, Inc.
Room 305, Ze Yang Building
No. 166 Fu Shi Road
Shi Jing Shan District
Beijing 100043, China
Facsimile No.: (86 10) 6887 2811
Attention:  Mr. Dang Yu

Acceleration Notice

Ladies and Gentlemen:

Reference is made to (i) the Indenture (as the same previously has been amended or supplemented, the "Indenture"), dated December 27, 2006, between China Shen Zhou Mining & Resources, Inc. (the "Company") and The Bank of New York Mellon (formerly known as The Bank of New York), as indenture trustee (in such capacity, the "Trustee"), with respect to the issuance of $28,000,000 of 6.75% Senior Convertible Notes Due 2012 (the "Notes"). Any capitalized term used herein and not defined herein shall have the meaning assigned to it in the Notes or the Indenture, as applicable.

On May 14, 2009, the Trustee delivered a Notice of Default to the Company in accordance with the terms of Section 6.01(d) of the Indenture as a result of the Company's failure to achieve the EBITDA targets as prescribed by Section 4.16 of the Indenture for four fiscal quarters of 2008. This failure continued without being remedied for 14 days after the date of the Notice of Default, and therefore constitutes an Event of Default under Section 6.01(d) of the Indenture.

This notice by the Trustee constitutes a Notice of Acceleration in accordance with the terms of Section 6.02 of the Indenture as a result of the occurrence and continuance of a Event of Default under Section 6.01(d) of the Indenture. Pursuant to Section 6.02 of the Indenture, the undersigned hereby gives notice and declares that the principal of all outstanding Notes, together with all accrued and unpaid interest and premium, if any, are accelerated and immediately due and payable.

This letter is without prejudice to the rights of the Trustee, which fully and specifically reserve any and all rights, powers, privileges and remedies under the Notes, the Indenture and other transaction documents executed in connection with the issuance of the Notes. Nothing herein shall be construed to suggest that there are not currently existing other Events of Default, and the Trustee reserves all of their respective rights with respect to any such Events of Default. This letter shall not entitle the Company or any other party to further notice or demand.

Sincerely yours,
The BANK OF NEW YORK MELLON


By:
     Martin Feig
     Vice President

Cc: Jones Day
3201 China World Tower 1
No. 1 Jianguomenwai Avenue
Beijing 100004, China
Attention:  Canice Chan, Esq.
Facsimile No.:  (86 10) 5866 1122

Best Tone Holdings Limited
P.O. Box 957,
Offshore Incorporations Centre,
Road Town, Tortola,
British Virgin Islands
Attention: Mr. Yeung Kwok Kuen
Facsimile No.: (852) 2295 3353